May 10, 2018

Craig Arakawa

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter Dated May 1, 2018 Regarding the Form 10-K for the Year Ended December 31, 2017 Filed February 22, 2018 of Herbalife Nutrition Ltd. (File No. 001-32381)

Dear Mr. Arakawa:

Herbalife Nutrition Ltd. (the “Company” or “we”) takes its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings very seriously and appreciates comments from the Staff of the Securities and Exchange Commission (the “Staff”) as well as the opportunity the review process provides to improve the content of the Company’s public filings. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the above-referenced comment letter, with the Staff’s comments presented in bold italicized text.

In response to your comments, the Company offers the following responses:

Form 10-K for the Year Ended December 31, 2017

Item 1. Business

Member Base, page 8

1.	This section does not disclose your total number of members, including the members in China for the fiscal year ended December 31, 2017. Please tell us why you determined not to include this information in your Form 10-K. We note that you included your total number of members including the members in China in your Form 10-K reports for the years ended December 31, 2016, December 31, 2015 and December 31, 2014. We may have further comment.

Company Response:

We note the Staff’s comment, and in response thereto, note that we determined not to include the total number of members in our Form 10K because we do not believe the information has the same utility it previously did to management or investors. As disclosed in our SEC filings, in certain geographic markets, including the United States, we now categorize our members as “preferred members”, who are product consumers, and “distributors”, who wish to resell product or build sales organizations. Each of these groups has different intentions when they purchase product and different roles within our network marketing program. We are also exploring creating similar distinctions in other markets in the future. Therefore, we do not believe the aggregate number of members worldwide is as meaningful as it once was.

Item 15. Exhibits and Financial Statement Schedules

Note 2. Basis of Presentation

Significant Accounting Policies

Other Operating Income, page 93

2.	We noted you have recorded an increasing amount of government grants from China over the past three years, including $6.5 million in 2015, $34.2 million in 2016 and $50.8 million in 2017. On page 93, you state these amounts are recorded as income when a legal right to the grant exists, there is a reasonable assurance that the grant proceeds will be received, and the substantive conditions under which the grants were provided have been met. Please revise your disclosure to further explain the substantive conditions that must be met before income is recorded and whether you have any continuing obligations related to these grants.

Company Response:

We note the Staff’s comment, and in response thereto, propose to expand the referenced disclosure in Note 2, Basis of Presentation in the notes to our consolidated financial statements in our future SEC filings as follows (proposed new disclosure in bold underlined text):

To encourage local investment and operations, governments in various China provinces conduct grant programs. The Company applied for and received several such grants in China. Government grants are recorded into income when a legal right to the grant exists, there is a reasonable assurance that the grant proceeds will be received, and the substantive conditions under which the grants were provided have been met. Generally, these substantive conditions are the Company maintaining operations and paying certain taxes in the relevant province and obtaining government approval by completing an annual application process. The Company believes the continuing obligation with respect to the funds is a general requirement that they are used only for its business in China. During the three months ended March 31, 2018, the Company recognized government grant income of approximately $16.2 million in other operating income within its condensed consolidated statements of income, related to its regional headquarters and distribution centers within China. During the three months ended March 31, 2017, the Company did not recognize any government grant income within China. The Company intends to continue applying for government grants in China when programs are available; however, there is no assurance that the Company will receive grants in future periods.

* * * * *

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE NUTRITION LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Executive Vice President
Chief Financial Officer

cc:	Richard Goudis, Chief Executive Officer

Henry Wang, Executive Vice President and General Counsel

Brian Lane, Gibson, Dunn & Crutcher LLP

Joshua Abraham, PricewaterhouseCoopers LLP